                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------
                      AMENDMENT NO. 2 (FINAL AMENDMENT) TO
                                  SCHEDULE TO
                      TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                ----------------

                            JUSTIN INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                         J ACQUISITION CORP. (OFFEROR)
                    BERKSHIRE HATHAWAY INC. (OFFEROR PARENT)
                      WARREN E. BUFFETT (OFFEROR PARENT)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $2.50 PER SHARE
                         (Title of Class of Securities)

                                   482171105
                     (CUSIP Number of Class of Securities)

                                ---------------
                                MARC D. HAMBURG
                                 VICE PRESIDENT
                            BERKSHIRE HATHAWAY INC.
                               1440 KIEWIT PLAZA
                                OMAHA, NE  68131
                           TELEPHONE: (402) 346-1400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                ---------------
                                    COPY TO:
                             ROBERT E. DENHAM, ESQ.
                          MUNGER, TOLLES & OLSON, LLP
                             355 SOUTH GRAND AVENUE
                             LOS ANGELES, CA  90071
                           TELEPHONE: (213) 683-9100
                                ---------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE
--------------------------------------------------------------------------------

     $ 583,075,462                                              $ 116,616

--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of a total of (i) 25,775,603 million shares of the outstanding Common Stock, par value $2.50 per share, of the Subject Company ("Subject Company Common Stock"), (ii) 2,826 shares of Subject Company Common Stock issuable upon the conversion of the 100 outstanding shares of Series Two Convertible Voting Preferred Stock, par value $2.50 per share, of the Subject Company (according to the Subject Company's most recent proxy statement), and
(iii) 1,705,885 shares of Subject Company Common Stock issuable upon exercise of options on Subject Company Common Stock outstanding as of June 19, 2000 and exercisable at an average exercise price of $12.65 (according to the Subject Company).

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $116,616
Form or Registration No.: Schedule TO
Filing Party: Berkshire Hathaway Inc. and J Acquisition Corp.
Date Filed: June 27, 2000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

     This Amendment No. 1, filed on July 26, 2000, amends the Schedule 13D filed on June 27, 2000 by J Acquisition Corp., Berkshire Hathaway Inc. and Warren E. Buffett.


CUSIP NO. 482171105

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J Acquisition Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      TEXAS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            24,654,527

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             24,654,527

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      24,654,527
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 95.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 482171105                  13D
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BERKSHIRE HATHAWAY INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC, AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            24,654,527

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             24,654,527

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      24,654,527
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 95.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC, CO
------------------------------------------------------------------------------

CUSIP NO. 482171105                  13D
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WARREN E. BUFFETT
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            24,654,527

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             24,654,527

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      24,654,527
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 95.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                  SCHEDULE TO

     This Amendment No. 2, filed on July 26, 2000, supplements and amends the Tender Offer Statement on Schedule TO filed on June 27, 2000 and amended by Amendment No. 1 filed on July 14, 2000 (as amended, the "Statement"), relating to the offer by J Acquisition Corp., a Texas corporation ("Purchaser"), a wholly-owned subsidiary of Berkshire Hathaway Inc., a Delaware corporation ("Berkshire"), to purchase all of the outstanding Common Stock, par value $2.50 per share (together with the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of October 6, 1989, as amended from time to time, between the Company and The Bank of New York, as Rights Agent, the "Shares"), of Justin Industries, Inc., a Texas corporation (the "Company"), as set forth in the Statement. Any capitalized term not defined herein has the meaning ascribed to such term in the Statement or in the Offer to Purchase referred to therein.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 8 is amended and supplemented by the addition of the following:

     The Offer expired at 12:00 midnight, New York City time, on Tuesday, July 25, 2000. Following the expiration of the Offer, Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. Purchaser was informed by the Depositary that approximately 24,654,527 Shares were validly tendered and not withdrawn as of the termination of the Offer, including 368,296 Shares tendered by notice of guaranteed delivery. This represented approximately 95.6% of the issued and outstanding Shares of the Company.

     Pursuant to the Agreement and Plan of Merger, dated June 19, 2000 among Purchaser, Parent and the Company, Purchaser intends to cause the Merger to become effective as soon as practicable. In connection with the Merger, each Share issued and outstanding immediately prior to the Effective Time held by Stockholders (other than Shares with respect to which dissenters' rights have been properly exercised in accordance with applicable Texas law) will be canceled and converted automatically into the right to receive $22.00 in cash.


ITEM 12.  EXHIBITS

     Item 12 is amended to add the following exhibit:

     (a)(9) Press Release issued by Parent and the Company on July 26, 2000.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    J ACQUISITION CORP.

                                    By    /s/ Marc D. Hamburg
                                    ____________________________________
                                    Name:   Marc D. Hamburg
                                    Title:   Vice President


                                    BERKSHIRE HATHAWAY INC.

                                    By   /s/ Marc D. Hamburg
                                    ____________________________________
                                    Name:   Marc D. Hamburg
                                    Title:  Vice President and
                                            Chief Financial Officer


                                    /s/ Warren E. Buffett
                                    ____________________________________
                                    Warren E. Buffett




Dated: July 26, 2000


                                 Exhibit Index

     (a)(9) Press Release issued by Parent and the Company on July 26, 2000.